

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED



















中期報告 2004/05 Interim Report


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1. 東九龍創紀之城第五期商場APM
   APM in Millennium City Phase 5, Kowloon East
2. 機鐵奧運站發展計劃第三期
   Airport Railway Olympic Station Development Package 3
3. 機鐵九龍站發展計劃第五、六及七期
   Airport Railway Kowloon Station Development Packages 5,6 & 7
4. 九龍站凱旋門
   The Arch, Kowloon Station



新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

中期報告 2004/05 Interim Report

目錄

Contents

公司資料

董事

郭炳湘
主席兼行政總裁

李兆基
副主席

郭炳江
副主席兼董事總經理

郭炳聯
副主席兼董事總經理

* 鍾士元

* 馮國經

* 葉迪奇

胡寶星

關卓然

盧超駿

羅景雲

陳啓銘

陳鉅源

鄺 準

黃奕鑑

黃植榮

胡家驃
(胡寶星之替代董事)

非執行董事

* *獨立非執行董事*

公司秘書

黎浩佳

註冊辦事處

香港灣仔港灣道30號
新鴻基中心45樓
電話:(852) 2827 8111
傳真:(852) 2827 2862
互聯網址: www.shkp.com
電子郵件: shkp@shkp.com

核數師

德勤 • 關黃陳方會計師行

股票登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心1712-6室

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
東京三菱銀行
中國工商銀行
三井住友銀行
瑞穗實業銀行
交通銀行
法國巴黎銀行
渣打銀行(香港)有限公司

律師

胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

本人謹向各位股東報告中期業績：

中期業績

本集團截至二零零四年十二月三十一日止六個月未經審核減除税項及少數股東權益後之盈利為港幣五十五億四千九百萬元，與上年度同期比較增加百分之九十五。每股盈利為港幣二元三角一仙，較上年度同期增加百分之九十六。

股息

董事局議決於二零零五年三月二十九日派發中期股息每股港幣七角予於二零零五年三月二十四日在本公司股東名冊上登記之股東，此派息與上年度同期比較，增加百分之十七。

業務檢討

售樓成績

截至二零零四年十二月三十一日止之六個月內，集團售出及預售本地樓宇總額，以所佔權益計算，為港幣四十四億五千七百萬元，上年度同期總額為港幣六十九億六千五百萬元。期內出售的主要物業包括荃灣爵悦庭和長沙灣宇晴軒第二期。集團自二零零五年初以來售出物業總額超過港幣二十五億元，當中包括於一月新推售的上水皇府山。

期內，集團入賬的物業銷售額為港幣五十一億三千萬元，上年度同期的銷售額為港幣三十億一千九百萬元。集團於期內完成以下三個項目，其中百分之七十五住宅單位經已售出。

項目	地點	物業用途	集團所佔權益 *(百分率)*	所佔樓面面積 *(平方呎)*
珀麗灣第三期	馬灣珀麗路8號	住宅	合作發展	1,017,000
農圃道18號	九龍農圃道18號	住宅/商場	100	268,000
創紀之城第五期	東九龍觀塘道418號	寫字樓/商場	100	1,283,000
總計				**2,568,000**

土地儲備

集團積極透過不同途徑補充土地儲備，自二零零四年七月以來增加下列三幅發展用地。

地點	用途	集團所佔權益	所佔地盤面積	所佔樓面面積
		(百分率)	*(平方呎)*	*(平方呎)*
新蒲崗新九龍內地段6308號	住宅/商場	100	137,000	1,230,000
深水埗順寧道/保安道	住宅/商場	合作發展	15,000	134,000
元朗丈量約份第120約地段4038號	住宅	100	62,000	308,000
總計			214,000	1,672,000

目前集團在香港擁有土地儲備四千二百九十萬平方呎，當中包括二千一百四十萬平方呎已落成投資物業及二千一百五十萬平方呎發展中物業。此外，集團亦持有地盤面積超過二千一百萬平方呎的農地，大部分位於新界現有或計劃興建的鐵路沿線，並正申請轉換土地用途。

地產發展

住宅市場表現令人鼓舞，二手市場的交投量維持於高水平。樓價於二零零四年強勁反彈後，在過去數月保持平穩，買家對市道前景信心依然。

就業市場改善、按揭利率處於歷史低位及高負擔能力，帶動市場對住宅需求殷切，尤其是對一些在間隔、設計、設施和其他規格方面均與時並進的新單位。香港按揭證券有限公司擴大按揭保險計劃，放寬承保物業樓齡，將進一步刺激物業交投。在供應方面，由於未來數年單位落成量將會下降，推出預售的新項目亦相應減少。

集團推出預售的優質住宅項目，提供不同單位面積以迎合各類買家需要。鑑於市民對家居要求不斷提高，集團為滿足這需求而規劃不同生活風格的住宅，由傳統豪宅以至現代典雅物業，為新落成樓宇增值。集團憑著無可比擬的物業質素，廣泛贏得買家和業界的讚譽。

強大的品牌效應有助集團釐定新樓盤售價時享有溢價，集團並會繼續透過適當時機增添土地和強化品牌，並且將樓盤市場定位和市務推廣做得更好，以提高物業的邊際利潤。

在本財政年度上半年及預計在下半年度建成的物業，列舉如下：

	住宅	商場	寫字樓	酒店	總計
	所佔樓面面積（百萬平方呎）				
上半年					
樓宇銷售	1.2	0	0	0	1.2
收租物業	0	0.6	0.7	0	1.3
合計	1.2	0.6	0.7	0	2.5
下半年					
樓宇銷售	1.9	0	0	0	1.9
收租物業	0	0.1	0	0.5	0.6
合計	1.9	0.1	0	0.5	2.5
全年總計	**3.1**	**0.7**	**0.7**	**0.5**	**5.0**

收租物業

回顧期內，連同在合營項目應佔權益之租金收入為港幣二億八千九百萬元，集團的租金總收入達港幣二十七億八千一百萬元，較上年度同期上升百分之二。租金收入淨額上升百分之三至港幣二十億二千六百萬元。集團旗下收租物業出租率維持於百分之九十五高水平。

隨著本地經濟更全面復甦，零售業市道持續改善，集團旗下零售舖位需求殷切，接獲更多有意擴充業務的現有租戶及潛在新租戶的租務查詢。集團致力完善旗下商場的商戶組合和加強推廣活動，為租戶和顧客提供卓越服務，亦同時定期翻新商場以保持質素及提高物業價值，荃灣廣場及大埔超級城的翻新工程將於二零零五年中開展。

由於新落成寫字樓供應量減少，以及部分行業對寫字樓需求增加，導致寫字樓租金上升，預計這趨勢將會延續。在資金充裕和更多商機湧現的支持下，寫字樓的資產值亦有所增加。

地標物業國際金融中心二期已成為跨國企業和主要金融機構的新業務據點，其商場則是中區時尚購物、飲食及娛樂新焦點。國金寫字樓及商場已接近全部租出，而位於國際金融中心的服務式套房Four Seasons Place預期於二零零五年九月投入服務，市場租務推廣現正進行中。

創紀之城第五期商場 APM，是東九龍最新區域性商場，六十萬平方呎購物中心接近全部租出，商戶組合多元化，商場即將試業，為顧客提供生活新品味和娛樂新體驗。第五期並包括面積約七十萬平方呎的寫字樓，集團原計劃全部保留作出租用途，其後出售部分面積予一間本地主要銀行，該銀行並將成為該物業最大用戶，餘下面積現已接近全部租出，集團將保留作長線投資。現時創紀之城各期均維持高出租率，第六期將包括約四十萬平方呎的優質寫字樓，配備先進設施，建築工程即將展開，並預期於二零零七年中落成。

九龍站第五、六及七期發展項目位處香港未來商業及文化中心，包括住宅、寫字樓、商場及酒店。該項目將提供一百萬平方呎可供出售豪華住宅，其中七十四萬二千平方呎預期於二零零七年上半年落成。項目內的摩天大廈將包括結合超現代設施及頂級設計的寫字樓及酒店，以滿足商業租戶不斷提升的需求，並將由二零零八年起分期完成。

集團將繼續發展新地標項目作出租用，同時在適當時機出售部分非核心出租物業，以提升回報。

酒店

內地及海外訪港旅客持續顯著增加，在內地個人遊政策及將於九月開幕的迪士尼樂園帶動下，本港旅遊業發展將更蓬勃。

集團旗下三間酒店於期內表現令人鼓舞，整體平均入住率逾百分之九十二，房租亦有滿意增長。位於國際金融中心的四季酒店預計於二零零五年九月開業，集團另有兩間具市場領導地位的新酒店即麗嘉酒店及 W Hotel 正在興建中，亦是九龍站第五、六及七期發展項目其中一部分。

電訊及資訊科技

數碼通

儘管市場競爭激烈，數碼通仍錄得滿意業績。憑著勝人一籌的產品及服務、卓越網絡質素和無可比擬的顧客服務，該公司不斷完善客戶組合，流動電話服務收入穩定上升，而數據服務客戶使用量及收入亦同時錄得令人鼓舞的增長。

數碼通於二零零四年十二月推出第三代流動電話服務，並夥拍 Vodafone 進一步加強顧客服務及競爭優勢。集團對數碼通的未來業務前景充滿信心，並會繼續持有其股權作長線投資。

新意網

回顧期內新意網繼續錄得盈利，截至二零零四年十二月三十一日止六個月純利為港幣四千一百五十萬元。該公司核心業務互聯優勢數據中心，憑優質設施，繼續成功吸納高質素的本地及跨國客戶，出租率得以穩定上升。該公司的財務狀況保持強勁，持有現金及有息證券約港幣十三億元。新意網尋求加強核心業務，致力全年業績保持盈利。

運輸及基建

九龍巴士

儘管受車票優惠及西鐵通車後乘客流失的影響，九龍巴士(九巴)在不斷悉力提高生產力和效率、以及嚴格執行成本控制下，仍然取得令人滿意的成績。該公司的重建項目前荔枝角車廠，將提升至豪宅水平，以充分發揮物業的價值。九巴在內地投資運輸業務進展理想，並將繼續尋求商機擴展核心業務至國內。九巴附屬公司路訊通集團持續以集中在大中華地區提供媒體銷售及廣告服務，作為其業務重心。

其他基建業務

回顧期內，集團行使優先購買權向股東購入亞洲貨櫃碼頭百分之二十八點五股權後，持有該碼頭股權增加至百分之五十七。增持股權乃是集團一項擴展物流業務的策略性部署，惟其後集團接獲具特別吸引力的條件洽購全數亞洲貨櫃碼頭的權益，遂於二零零四年十二月，悉數出售百分之五十七的股權，獲利約港幣十四億元。

威信集團於回顧期內表現令人滿意，內河碼頭及機場空運中心運作暢順，而三號幹線(郊野公園段)的交通流量保持穩定。集團所有基建項目均集中在香港，長遠帶來穩定現金收益及良好回報，集團將所有基建項目權益持作長線投資。

中國內地業務

隨著國內經濟蓬勃發展，集團在內地的地產業務表現出色。上海中環廣場寫字樓及商場均全部租出，租金亦同時有所增加。北京新東安市場的寫字樓出租率達百分之九十七，集團正將其商場重新定位及計劃進行大型翻新，以迎合顧客口味的轉變，更為掌握二零零八年北京奧運會而衍生的商機。上海陸家嘴金融貿易區的發展項目將興建寫字樓、酒店及商場，規劃已進入最後階段。

集團財務

集團財務狀況穩健，維持低借貸比率及高利息倍數比率。淨債項與股東權益比率維持於百分之九點六的低水平，部分原因為集團於二零零四年十二月出售集團持有亞洲貨櫃碼頭權益而獲得港幣二十三億元的現金收入，以及來自其他業務的穩定收入。

集團於二零零五年二月成功自行籌組一項為期五年的循環銀團貸款，市場反應熱烈。該項港幣一百二十六億元的貸款，融資成本甚具競爭力，具市場指標作用，部分款項將用作一般營運資金及償還部分現有借貸。集團擁有充裕的未動用貸款額，為未來業務發展備用，所有借貸均無抵押，集團將於適當時機延長借貸年期。

二零零四年九月，集團獲穆迪將長期外幣信貸評級由 A2 提升至 A1，並將前景評為穩定，除反映地產市道復甦外，更彰顯集團的財務實力與穩健業務策略。該評級是香港地產公司中最高評級，並與香港政府評級相同。

顧客服務

集團悉力為客戶提供卓越服務及生活各種便利，旗下成員公司啟勝管理服務有限公司及康業服務有限公司，為住戶提供專業物業管理服務，並贏取多項優質服務及園藝設計的獎項。

新地會有效地促進與客戶的雙向溝通，為二十萬名會員適時傳遞集團旗下物業最新資訊。該會將推出一項嶄新會籍，以加強客戶的歸屬感及推廣新樓盤銷售。

企業管治

集團的核心管理信念是恪守良好企業管治，並悉力按照國際標準制訂企業管治守則。多年來集團透過高效能的董事局、高透明度的消息發放及積極與投資界保持關係，實踐高水平的企業管治。

集團竭力推行優質管理及良好企業管治，廣泛獲得國際知名財經雜誌認同，於二零零四年獲 *Asiamoney* 雜誌選為亞洲管理最佳公司及香港企業管治最佳公司第一名，同年亦被 *Euromoney* 雜誌推選為香港管理最佳地產公司第一名。

企業公民

履行良好企業公民業務是集團企業文化重要一環，除積極捐助多項慈善及文化項目外，亦熱心參與社會公益活動。集團極重視人才，並透過多元化培訓及發展課程，為員工提供全面發揮潛能的機會。員工亦獲分享近期香港經濟復甦的成果，按表現派發具競爭力的報酬。

集團視推廣環保為另一主要任務，並將這信念全面融入業務範疇，包括採用環保建築設計及物料，以締造綠色生活環境，所付出的努力獲得各界廣泛肯定。

展望

儘管受油價波動及美息穩步調升影響，今年全球經濟發展動力預料可保持平穩。縱然國內仍執行選擇性緊縮措施，內地經濟可望軟著陸，並有令人鼓舞增長。長遠而言，內地經濟將持續向好，集團對內地的投資項目充滿信心。

外圍經濟環境相對穩定，加上美元疲弱，有助帶動外部需求。中央政府繼續實行有利措施，加上迪士尼樂園將於本年稍後開幕和消費信心回升，均有助今年香港經濟健康發展。

在供求利好情況下，本港住宅市場將繼續表現理想。就業市場情況持續改善，市民收入亦有溫和增加，加上預期通脹重現及按揭貸款簡便，私人住宅的需求將會持續殷切。即使息口會上升，置業者按揭供款能力仍相當強，而未來數年新落成單位亦預期繼續下降。

集團長遠將維持可供銷售住宅物業高落成量，同時透過不同渠道吸納新物業發展土地，包括轉換農地用途、土地拍賣及招標等。旗下項目將提供各類單位組合，配合時尚及嶄新設計，滿足顧客喜好的轉變，並會繼續為未來項目而強化其優質品牌。

集團新租約和現有租戶續約預料會錄得更高租金，使整體零售物業租金收入增加。香港作為中國的門檻，更緊密經貿關係安排及更多內地企業到港設立辦事處，長遠將支持寫字樓需求增加。集團將繼續透過定期翻新旗下商場及寫字樓，進一步加強物業的租值和吸引力。

集團將於未來九個月推出預售的主要住宅項目包括九龍站凱旋門、奧運站發展計劃第三期、將軍澳豪庭及山頂施勳道8號。預售樓宇收益及租金收入將進一步加強集團的財務實力。

計劃於本財政年度落成的物業已售出約百分之六十五，預期香港整體物業市道全面復甦，如無不可預測情況，集團本財政年度業績將有令人鼓舞表現。

致謝

集團於二零零四年九月委任葉迪奇先生為獨立非執行董事及集團審核委員會成員，葉先生經驗豐富，擁有廣博商業知識，對集團未來業務發展將有莫大裨益。

本人謹藉此機會對董事局同寅之英明領導及全體員工努力不懈的工作表現，深表謝意。

郭炳湘
主席兼行政總裁

香港，二零零五年三月三日

綜合損益賬

截至二零零四年十二月三十一日止六個月(以港幣百萬元計)

	說明	(未經審核) 截至十二月三十一日止 六個月 二零零四年	二零零三年
營業額	2(a)	11,278	8,703
銷售成本及營運支出		(6,534)	(5,076)
毛利		4,744	3,627
其他收入		322	379
銷售及推銷費用		(449)	(328)
行政費用		(521)	(516)
營業溢利	2(a)	4,096	3,162
財務支出		(81)	(106)
財務收入		35	24
淨財務支出	3	(46)	(82)
出售長期投資項目溢利	4	1,886	39
所佔聯營公司溢利減虧損		185	153
所佔共同控制公司溢利減虧損		211	203
	2(b)	396	356
税前溢利	5	6,332	3,475
税項	6	(642)	(491)
除税後溢利		5,690	2,984
少數股東權益		(141)	(144)
可撥歸股東溢利		5,549	2,840
建議派發中期股息		1,680	1,441
(以港幣為單位)			
每股溢利	7		
基本		$2.31	$1.18
攤薄後		$2.31	N/A
每股中期息		$0.70	$0.60

綜合資產負債表

於二零零四年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二零零四年 十二月三十一日	(經審核) 二零零四年 六月三十日
非流動資產			
固定資產	8	98,843	98,839
聯營公司		2,475	2,581
共同控制公司		18,392	18,472
長期投資項目	9	6,703	6,617
應收放款	10	1,614	1,545
待發展土地		15,735	10,415
		143,762	138,469
流動資產			
存貨		19,129	20,153
業務及其他應收賬項	11	3,192	4,681
短期投資項目		1,700	1,318
銀行結存及存款		8,092	7,207
		32,113	33,359
流動負債			
銀行及其他借項		(346)	(1,078)
業務及其他應付賬項	12	(8,408)	(8,559)
已收取售樓訂金		(1,064)	(777)
稅項		(2,725)	(2,971)
		(12,543)	(13,385)
流動資產淨值		19,570	19,974
資產總額減流動負債		163,332	158,443
非流動負債			
銀行及其他借項		(20,947)	(18,870)
遞延稅項		(1,493)	(1,393)
		(22,440)	(20,263)
少數股東權益		(2,892)	(2,941)
資產淨值		138,000	135,239
資本及儲備			
股本	13	1,201	1,201
資本溢價及儲備金		135,119	131,517
建議派發中期股息		1,680	—
建議派發末期股息		—	2,521
股東權益		138,000	135,239

簡明綜合現金流量表

截至二零零四年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二零零四年	二零零三年
經營業務之現金流入淨額	5,477	4,110
投資活動之現金支出淨額	(3,140)	(1,275)
融資活動之現金支出淨額		
一 提取/（償還）銀行及其他借項淨額	1,322	(57)
一 支付股東股息	(2,521)	(2,401)
一 支付少數股東股息	(104)	(1,082)
一 其他	(183)	(257)
	(1,486)	(3,797)
現金及現金等值項目增加/（減少）	851	(962)
期初結存之現金及現金等值項目	6,823	8,447
期末結存之現金及現金等值項目	7,674	7,485
期末結存現金及現金等值項目分析		
銀行存款	7,684	7,557
銀行結存及現金	408	341
銀行透支	(81)	(78)
	8,011	7,820
減：抵押銀行存款	(337)	(335)
	7,674	7,485

簡明綜合權益變動表

截至二零零四年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二零零四年	二零零三年
期初權益總額	135,239	120,651
沒有在綜合損益賬內確認之淨虧損		
一 在物業重估儲備扣除之遞延稅項	—	(3)
一 外國公司換算財務報表之換算差價	(1)	—
期內可撥歸股東溢利	5,549	2,840
行使購股權所得	4	—
出售共同控制公司轉撥之商譽	(20)	—
出售附屬公司持有之投資物業已變現（盈餘）/虧損轉往損益賬	(250)	19
支付末期股息	(2,521)	(2,401)
期末權益總額	138,000	121,106

(以港幣百萬元計)

1. 編製基準

本集團之簡明中期財務報表已採用由香港會計師公會所頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司上市規則附錄十六有關資料披露所編製而成。所使用之會計政策與編製截至二零零四年六月三十日止年度之全年財務報表所用者相同。

本簡明中期財務報表未經審核，但已由審核委員會作出審閱。

2. 分部業績

(a) 本公司及附屬公司

本集團按業務分類的營業額及財務支出前之營業溢利貢獻，分析如下:

	營業額 截至十二月三十一日止 六個月		財務支出前之營業溢利 截至十二月三十一日止 六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
物業				
物業銷售	5,130	3,019	1,483	534
租金收入	2,492	2,489	1,854	1,852
	7,622	5,508	3,337	2,386
酒店經營	341	301	135	115
電訊	1,830	1,549	242	243
其他業務	1,485	1,345	330	288
	11,278	8,703	4,044	3,032
其他收入			322	379
未分配的行政費用			(270)	(249)
營業溢利			4,096	3,162

其他業務包括來自物業管理、停車場及運輸基建管理、物流業務、建築、金融服務、互聯網基建及輔強服務的收入及利潤。

其他收入主要包括來自債券及其他投資的收益。

集團在香港以外的業務以營業額及營業溢利計少於百分之十。

(以港幣百萬元計)

2. 分部業績(續)

(b) 聯營公司及共同控制公司

本集團所佔聯營公司及共同控制公司溢利減虧損，按業務分類的分析如下:

	所佔稅前溢利減虧損 截至十二月三十一日止 六個月	
	二零零四年	二零零三年
物業		
物業銷售	53	51
租金收入	172	123
	225	174
其他業務	243	276
營業溢利	468	450
財務支出	(72)	(94)
稅前溢利	396	356

(c) 本集團及所佔聯營公司及共同控制公司溢利的合併業績，按業務分類的分析如下:

	所佔稅前溢利 截至十二月三十一日止 六個月	
	二零零四年	二零零三年
物業		
物業銷售	1,536	585
租金收入	2,026	1,975
	3,562	2,560
酒店經營	135	115
電訊	242	243
其他業務	573	564
其他收入	322	379
未分配的行政費用	(270)	(249)
淨財務支出		
— 集團	(46)	(82)
— 聯營公司及共同控制公司	(72)	(94)
出售長期投資項目溢利	1,886	39
稅前溢利	6,332	3,475

3. 淨財務支出

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
利息支出		
銀行借款及透支	87	117
須於五年內全數償還之其他借項	29	37
不須於五年內全數償還之其他借項	11	17
	127	171
減: 撥作資本性支出之部份	(46)	(65)
	81	106
銀行存款利息收入	(35)	(24)
	46	82

4. 出售長期投資項目溢利

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
出售共同控制公司權益溢利(註)	1,646	—
出售長期投資項目溢利	240	39
	1,886	39

註: 此為集團出售 Asia Container Terminals Holdings Limited 的投資利潤港幣十四億一千四百萬元及出售一間從事消費信貸業務的合營公司利潤港幣二億三千二百萬元。

5. 稅前溢利

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
稅前溢利已扣減/(計入):		
物業銷售成本	3,236	2,348
其他存貨銷售成本	501	316
折舊	302	303
上市及非上市公司股息收入	(45)	(34)
上市及非上市債務證券利息收入	(145)	(192)
有市價證券已變現及未變現之淨持有利益	(68)	(92)

6. 稅項

	截至十二月三十一日止六個月	
	二零零四年	二零零三年
本公司及附屬公司		
香港利得稅	469	327
中國所得稅	1	—
遞延稅項	100	86
	570	413
應佔稅項		
聯營公司	31	43
共同控制公司	41	35
	642	491

香港利得稅根據本年預算須課稅溢利按17.5%(二零零三年: 17.5%)計算。中國所得稅以中國適用稅率計算。

7. 每股溢利

每股基本及攤薄後溢利是以可撥歸股東溢利港幣五十五億四千九百萬元(二零零三年:港幣二十八億四千萬元)計算。

每股基本溢利是按期內已發行加權平均股數二十四億九十三萬八千八百六十二股(二零零三年:二十四億九十萬七千三百六十二股)計算。攤薄後每股溢利是按期內已發行加權平均股數二十四億一百零七萬一千三百八十五股及假設所有尚餘購股權在被視作沒有作價下行使時的加權平均股數十三萬二千五百二十三股計算。

截至二零零三年十二月三十一日期內因沒有潛在具攤薄性的普通股,因此沒有呈列攤薄後的每股溢利。

8. 固定資產

期內增加的固定資產總額為港幣十二億九千五百萬元。出售的固定資產,其賬面淨值為港幣十一億三千四百萬元。

9. 長期投資項目

	二零零四年十二月三十一日	二零零四年六月三十日
持有至到期之海外上市債務證券	4,489	4,249
持有至到期之香港上市債務證券	117	95
持有至到期之非上市債務證券	790	901
海外上市公司股本證券	105	163
香港上市公司股本證券	778	784
非上市公司股本證券	393	393
	6,672	6,585
應收投資公司往來款	31	32
	6,703	6,617
市值		
海外上市	5,145	4,986
香港上市	1,240	902
	6,385	5,888

10. 應收放款

	二零零四年十二月三十一日	二零零四年六月三十日
應收按揭放款	1,676	1,612
減: 已列入流動資產於一年內收取之金額	(62)	(67)
	1,614	1,545

應收按揭放款以物業為抵押，及於資產負債表結算日二十年內依不同年期，每月分期還款。

11. 業務及其他應收賬項

買家需按照買賣合約條文而繳交售出物業之樓價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項。

包括在業務及其他應收賬款內的應收貿易賬項為港幣十五億五千六百萬元(二零零四年六月三十日：港幣二十九億四千二百萬元)，其賬齡為：少於六十天佔百分之八十四，六十一至九十天佔百分之四，而超過九十天為百分之十二（二零零四年六月三十日分別為百分之九十，百分之二及百分之八)。

12. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬為港幣六億六千五百萬元(二零零四年六月三十日:港幣六億二千五百萬元),其賬齡為:少於六十天佔百分之五十七,六十一至九十天佔百分之七,而超過九十天為百分之三十六(二零零四年六月三十日分別為百分之五十,百分之五及百分之四十五)。

13. 股本

	股數百萬股	總數
法定:		
每股面值港幣五角之普通股		
期初及期末	2,900	1,450
已發行及繳足:		
每股面值港幣五角之普通股		
期初	2,401	1,201
行使購股權發行之六萬股	–	–
期末	2,401	1,201

14. 購股權計劃

在前購股權計劃下,期內用以認購本公司普通股的購股權變動如下:

授出日期	行使價	行使期限	於二零零四年七月一日	期內行使	期內失效	於二零零四年十二月三十一日
二零零零年二月十五日	港幣70元	15.2.2001至14.2.2005	810,000	–	–	810,000
二零零一年七月十六日	港幣70元	16.7.2002至15.7.2006	1,950,000	(60,000)	(12,000)	1,878,000
			2,760,000	(60,000)	(12,000)	2,688,000

於二零零四年十二月三十一日止六個月期內,在二零零四年十一月二十九日及二零零四年十二月二十四日以行使價港幣七十元行使購股權分別認購本公司三萬六千股及二萬四千股。在行使當日每股收市價分別為港幣七十九元及港幣七十七元二角五分。於二零零三年十二月三十一日止六個月期內並無購股權被行使。

(以港幣百萬元計)

15. 關連人士交易

以下是本集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的。

	聯營公司 截至十二月三十一日止 六個月		共同控制公司 截至十二月三十一日止 六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
利息收入	–	3	27	33
租金收入	3	2	–	1
租金支出	–	–	8	7
提供服務之其他收入	104	19	75	163
貨物購置及服務	–	–	65	89

16. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下:

	二零零四年 十二月三十一日	二零零四年 六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	2,879	3,015
已批准但未簽約	347	746
(b) 投資項目之資本承擔		
已簽約但未在賬目中備付	86	129
(c) 本集團應佔合營項目之資本承擔		
已簽約但未在賬目中備付	602	852
已批准但未簽約	24	271

(d) 就銀行及財務機構給予共同控制公司的借款所作的保證承擔港幣四十一億八千九百萬元(二零零四年六月三十日：港幣四十七億五百萬元)及其他擔保港幣三億一千三百萬元(二零零四年六月三十日：港幣一億五千二百萬元)。

(以港幣百萬元計)

17. 金融票據

以下是集團於資產負債表當日未到期的利率掉期合約(用以掉換為浮息債項)及貨幣掉期合約(用以對沖償還美元債項本金)細節:

	名義本金	
	二零零四年 十二月三十一日	二零零四年 六月三十日
利率掉期合約		
– 少於一年	–	800
– 一至五年	**1,400**	1,250
– 多於五年	**250**	400
	1,650	2,450
貨幣掉期合約		
– 多於五年	**234**	234

業績檢討

本集團截至二零零四年十二月三十一日止六個月可撥歸股東溢利為港幣五十五億四千九百萬元，較去年同期港幣二十八億四千萬元增加百分之九十五。期內每股溢利為港幣二元三角一仙，去年同期為港幣一元一角八仙，增幅一致。溢利顯著增長主要來自較高物業銷售及邊際利潤及出售長期投資項目的特殊溢利，包括出售 Asia Container Terminals Holdings Limited 溢利貢獻為港幣十四億一千四百萬元。

銷售及推銷費用為港幣四億四千九百萬元，較去年同期港幣三億二千八百萬元增加百分之三十七，主要增加來自物業銷售及數碼通 3G服務開業市場推廣的活動。

財務來源及流動資本

(a) 本集團財政狀況保持強勁，維持低負債比率及高利息倍數比率。期內營業溢利為未撥作資本性支出前淨利息支出的四十四點五倍，去年同期為二十一點五倍。以於二零零四年十二月三十一日股東權益港幣一千三百八十億元及淨債項港幣一百三十二億一百萬元計算，負債比率為百分之九點六，而二零零四年六月三十日為百分之九點四。

(b) 本集團於二零零四年十二月三十一日的所有借款總額港幣二百一十二億九千三百萬元均無抵押，其到期組合如下：

	二零零四年 十二月三十一日 港幣百萬元	二零零四年 六月三十日 港幣百萬元
償還期為 ：		
一年內	346	1,078
一年後及兩年內	4,285	3,224
兩年後及五年內	9,178	11,012
五年後	7,484	4,634
借款總額	21,293	19,948
銀行存款及現金	8,092	7,207
淨債項	13,201	12,741

(c) 本集團因擁有龐大以港元為主的資產基礎及業務現金流量，故沒有重大的外匯風險。

(d) 本集團借款主要以浮息計算。本集團亦經常密切監察此安排，如適合時，利用利率掉期合約對冲風險。

(e) 於二零零四年十二月三十一日，本集團的未到期利率掉期合約(用以掉換為浮息債項)總值港幣十六億五千萬元，及貨幣掉期合約(用以對冲償還美元債項本金)港幣二億三千四百萬元。

資產抵押

於二零零四年十二月三十一日，本集團附屬公司數碼通電訊集團有限公司抵押部份銀行存款總額港幣三億三千七百萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。

或然負債

於二零零四年十二月三十一日，本集團的或然負債是關於銀行給予共同控制公司借款所作保證承擔及其他擔保總額港幣四十五億二百萬元（二零零四年六月三十日：港幣四十八億五千七百萬元）。

董事及行政總裁之權益

於二零零四年十二月三十一日，根據《證券及期貨條例》第XV部所規定，董事及行政總裁等於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證中的權益及淡倉之詳情如下：

1. 本公司股份及相關股份好倉權益：

董事姓名	個人	配偶或18歲以下之子女	公司	其他	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	—	—	—	1,078,322,522[1]	75,000	1,078,397,522	44.91
李兆基	486,340	—	343,000[2]	—	—	829,340	0.03
郭炳江	1,901,281	304,065	—	1,076,372,214[1]	75,000	1,078,652,560	44.92
郭炳聯	—	—	—	1,079,515,895[1]	75,000	1,079,590,895	44.96
盧超駿	137,273	62,117	—	—	—	199,390	0
羅景雲	20,000	70,267	—	—	—	90,267	0
陳啓銘	41,186	—	—	—	75,000	116,186	0
陳鉅源	—	66,000	126,500	—	225,000	417,500	0.01
鄺　準	702,722	339,358	—	—	75,000	1,117,080	0.04
黃奕鑑	70,904	—	—	—	225,000	295,904	0.01
黃植榮	120,999	—	—	—	225,000	345,999	0.01
胡家驃（胡寶星之替代董事）	—	1,000	—	—	—	1,000	0

附註：

1. 此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,056,338,347股屬相同權益，並因此重覆計算為該三位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000 股權益。Superfun乃香港中華煤氣有限公司（「煤氣」）之全資附屬公司。而恒基兆業發展有限公司（「恒發」）擁有「煤氣」36.91%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司（「恒地」）全資持有之Kingslee S.A.擁有。恒基兆業有限公司（「恒兆」）擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託（「單位信託」）之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 相聯法團之股份及相關股份好倉權益：

a. **新意網集團有限公司：**

董事姓名	個人	其他	股本衍生工具 (購股權)	總數	佔已發行股份百分比
郭炳湘	—	1,070,000*	318,334	1,388,334	0.06
郭炳江	—	1,070,000*	318,334	1,388,334	0.06
郭炳聯	—	1,742,500*	601,666	2,344,166	0.11
陳啓銘	115,000	—	—	115,000	0
陳鉅源	—	—	350,000	350,000	0.01
鄺　準	300,000	—	—	300,000	0.01
黃奕鑑	100,000	—	300,000	400,000	0.01
黃植榮	109,000	—	—	109,000	0

*附註：

此等權益(按《證券及期貨條例》而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,070,000股屬相同權益，並因此重覆計算為該三位董事之權益。

b. **數碼通電訊集團有限公司：**

董事姓名	其他	佔已發行股份百分比
郭炳聯	2,237,767	0.38

c. **九龍巴士控股有限公司：**

董事姓名	個人	佔已發行股份百分比
郭炳湘	61,522	0.01
郭炳聯	393,350	0.09
鍾士元	18,821	0

d. 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	個人	透過法團持有	透過法團持有佔已發行股份百分比	法團實則持有	實則持有佔已發行股份百分比
暉卓有限公司	10	—	—	—	10
儲善有限公司	10	—	—	—	10
Splendid Kai Limited	—	2,500*	25	1,500	15
Hung Carom Company Limited	—	25*	25	15	15
Tinyau Company Limited	—	1*	50	1	50
舉捷有限公司	—	8*	80	4	40

*附註：

該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，此等權益(按《證券及期貨條例》而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中屬相同權益，並因此重覆計算為該三位董事之權益。

e. 李兆基博士於下列相關法團之股份中，持有以下公司權益：

相聯法團名稱	總數	佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝 - 裕民聯營建築有限公司	1[9]	50
裕運(香港)有限公司	1[10]	50
Fullwise Finance Limited	2[11]	50
金騏有限公司	1[12]	50
翠玉地產資源有限公司	1[13]	25
Joy Wave Development Limited	1[14]	50
嘉樂威有限公司	2,459[15]	24.59
美福發展有限公司	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
半島豪庭管理服務有限公司	1[18]	50
盛意發展有限公司	1[19]	25
星際發展有限公司	1[20]	33.33
捷寶財務有限公司	1[21]	50
添富利物業有限公司	4,918[22]	49.18
紅磡建築有限公司	1[23]	50
旋高發展有限公司	1[24]	50
旋高工程管理有限公司	1[25]	50
World Space Investment Limited	4,918[26]	49.18

*附註：

1. 李兆基博士被視為透過Superfun Enterprises Limited (「Superfun」)擁有343,000 股權益。Superfun乃香港中華煤氣有限公司(「煤氣」)之全資附屬公司。而恒基兆業發展有限公司(「恒發」)擁有「煤氣」36.91%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司(「恒地」)全資持有之Kingslee S.A.擁有。恒基兆業有限公司(「恒兆」)擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託(「單位信託」)之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 李兆基博士被視為透過裕運(香港)有限公司(「裕運」)擁有2股權益。「裕運」為「恒地」全資持有之Masterland Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

3. 李兆基博士被視為透過 Chico Investment Limited(「Chico」)擁有1股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

4. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

5. 李兆基博士被視為透過 Central Waterfront Property Investment Holdings Limited(「Central Waterfront」)擁有95股權益。Central Waterfront 被Primeland Investment Limited (「Primeland」)持有其50% 權益，而Primeland 則被Starland International Limited (「Starland」)持有其68.42% 權益，Starland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

6. 李兆基博士被視為透過 Primeland Investment Limited(「Primeland」)擁有50股權益。Starland International Limited(「Starland」)「恒地」之全資附屬公司，持有Primeland 68.42% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

7. 李兆基博士被視為透過 Starland International Limited(「Starland」)擁有1股權益。Starland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

8. 李兆基博士被視為透過兆權發展有限公司(「兆權」)擁有100股權益。「兆權」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

9. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

10. 李兆基博士被視為透過Masterland Limited(「Masterland」) 擁有1股權益。Masterland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

11. 李兆基博士被視為透過裕運(香港)有限公司(「裕運」)擁有2股權益。Masterland Limited(「Masterland」)為「恒地」之全資附屬公司，持有「裕運」50% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

12. 李兆基博士被視為透過Atex Resources Limited(「Atex」)擁有1股權益。Atex為「恒地」全資持有之Mightymark Investment Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

13. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

14. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

15. 李兆基博士被視為透過 Chico Investment Limited(「Chico」)擁有 2,459股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

16. 李兆基博士被視為透過 Quickcentre Properties Limited(「Quickcentre」)擁有3,050股權益。Quickcentre 被恒基(中國)投資有限公司(「恒基(中國)投資」)持有其50% 權益，「恒基(中國)投資」被Andcoe Limited(「Andcoe 」)全資擁有，Andcoe 則為恒基中國集團有限公司(「恒基中國集團」)之全資附屬公司。Brightland Enterprises Limited(「Brightland」)則持有「恒基中國集團」65.32% 權益，Brightland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

17. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

18. 李兆基博士被視為透過偉邦物業管理有限公司(「偉邦」)擁有1股權益。「偉邦」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

19. 李兆基博士被視為透過Citiplus Limited (「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

20. 李兆基博士被視為透過恒基兆業發展有限公司(「恒發」)擁有1股權益。「恒發」由Kingslee S.A.(「Kingslee」)持有73.48% 權益，而Kingslee 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

21. 李兆基博士被視為透過康翠發展有限公司(「康發」)擁有1股權益。「康發」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

22. 李兆基博士被視為透過Billion Ventures Limited(「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited(「Chico」)持有50% 權益，而 Chico 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

23. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

24. 李兆基博士被視為透過Dandy Investments Limited (「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

25. 李兆基博士被視為透過Dandy Investments Limited (「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

26. 李兆基博士被視為透過Billion Ventures Limited (「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited(「Chico」)持有50% 權益，而 Chico 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

本公司董事及行政總裁於本公司及其相關法團之購股權(亦被視為以實物交收非上市證券衍生工具)已詳列於下文「購股權計劃」部分。

除以上所披露外，於二零零四年十二月三十一日，並無董事及行政總裁，根據《證券及期貨條例》第XV部之第7及第8分部，被視為於本公司及其相關法團之股份、股本衍生工具，相關股份及債權證及淡倉中持有權益，而須記錄在根據《證券及期貨條例》第352條或須知會本公司及根據「上市規則」之上市公司董事進行證券交易的標準守則而須知會聯交所。

購股權計劃

1. 本公司之購股權計劃

根據本公司曾於一九九七年十一月二十日採納的購股權計劃 (「前購股權計劃」)，自採納有關計劃以來，本公司已分別於二零零零年二月十五日及二零零一年七月十六日授出購股權二次。所有上述已授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部分購股權。此後該購股權將期滿失效。

本公司於二零零二年十二月五日舉行之股東特別大會上，為遵守「上市規則」第十七章新修訂條文之規定，已動議通過採納新購股權計劃（「新購股權計劃」）、及終止「前購股權計劃」之決議案。本公司不得再根據「前購股權計劃」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及「上市規則」第十七章新修訂的條文規管。自採納「新購股權計劃」以來，並未有任何人士獲授予此計劃之購股權。

董事及行政總裁於二零零四年十二月三十一日之「前購股權計劃」之購股權數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價 (港元)	於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
郭炳湘	16.7.2001	70.00	75,000	—	—	—		75,000
郭炳江	16.7.2001	70.00	75,000	—	—	—		75,000
郭炳聯	16.7.2001	70.00	75,000	—	—	—		75,000
陳啓銘	16.7.2001	70.00	75,000	—	—	—		75,000
陳鉅源	15.2.2000	70.00	150,000	—	—	—	150,000	
	16.7.2001	70.00	75,000	—	—	—	75,000	225,000
鄺　準	16.7.2001	70.00	75,000	—	—	—		75,000
黃奕鑑	15.2.2000	70.00	150,000	—	—	—	150,000	
	16.7.2001	70.00	75,000	—	—	—	75,000	225,000
黃植榮	15.2.2000	70.00	150,000	—	—	—	150,000	
	16.7.2001	70.00	75,000	—	—	—	75,000	225,000

除以上披露之有關董事及行政總裁購股權外，於二零零四年十二月三十一日止之六個月內，按《僱傭條例》所指的「連續合約」工作的僱員的「前購股權計劃」之購股權情況，總列如下：

		購股權數目					
授出日期	行使價 (港元)	於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
15.2.2000	70.00	360,000	—	—	—	360,000	
16.7.2001	70.00	1,350,000	—	60,000*	12,000	1,278,000	1,638,000

*附註：於緊接行使購股權日期前之加權平均收市價為每股港幣78.30元。

除上述獲授「前購股權計劃」之購股權的人士外，本公司並無授出該購股權予其他人士，故無須根據香港聯合交易所有限公司之「上市規則」第17.07條作出披露。

2. 附屬公司之購股權計劃

a. 新意網集團有限公司首次公開售股前之購股權計劃

新意網集團有限公司（「新意網」）曾採納一個購股權計劃（「新意網首次公開售股前之購股權計劃」），自採納該計劃以來，新意網已根據「新意網首次公開售股前之購股權計劃」授出購股權（「新意網首次公開售股前購股權」）四次。

行使價為每股港幣10.38元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零零年十二月三十一日起計三年內行使；
(ii) 另外三分一之購股權可於二零零一年十二月三十一日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零二年十二月三十一日起計三年內行使；及
(iv) 購股權之行使時限將於二零零五年十二月三十日營業時間完畢後止。

行使價為每股港幣3.885元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零一年十一月十五日起計三年內行使；
(ii) 另外三分一之購股權可於二零零二年十一月十五日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零三年十一月十五日起計三年內行使；及
(iv) 購股權之行使時限將於二零零六年十一月十四日營業時間完畢後止。

行使價為每股港幣2.34元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零二年三月二十日起計三年內行使；
(ii) 另外三分一之購股權可於二零零三年三月二十日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零四年三月二十日起計三年內行使；及
(iv) 購股權之行使時限將於二零零七年三月十九日營業時間完畢後止。

行使價為每股港幣1.43元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二零零三年七月八日起計三年內行使；
(ii) 另外三分一之購股權可於二零零四年七月八日起計三年內行使；
(iii) 餘下三分一之購股權可於二零零五年七月八日起計三年內行使；及
(iv) 購股權之行使時限將於二零零八年七月七日營業時間完畢後止。

b. 新意網集團有限公司之新購股權計劃

新意網在二零零二年十二月三日舉行之股東週年大會上動議通過採納新購股權計劃（「新意網新購股權計劃」）、及終止「新意網首次公開售股前之購股權計劃」之決議案。此安排並已獲本公司於二零零二年十二月五日之股東大會通過有關決議案批准，而正式生效。新意網不得再根據「新意網首次公開售股前之購股權計劃」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及香港聯合交易所有限公司之創業板（「創業板」）上市規則第二十三章的條文規管。自採納「新意網新購股權計劃」以來，新意網已授出購股權一次；該行使價為每股港幣1.59元之購股權（「新意網購股權」）可根據下列條款行使：

(i) 於二零零四年十一月二十九日起計三年內可行使最多三分一之購股權；
(ii) 於二零零五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；
(iii) 於二零零六年十一月二十九日起計三年內可行使其餘或全數購股權；
(iv) 購股權之行使時限將於二零零九年十一月二十八日營業時間完畢後止。

本公司董事及行政總裁於二零零四年十二月三十一日之「新意網首次公開售股前之購股權」及「新意網購股權」數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價 (港元)	於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
郭炳湘	28.3.2000	10.38	276,667	—	—	138,333	138,334	
	7.4.2001	2.34	180,000	—	—	—	180,000	318,334
郭炳江	28.3.2000	10.38	276,667	—	—	138,333	138,334	
	7.4.2001	2.34	180,000	—	—	—	180,000	318,334
郭炳聯	28.3.2000	10.38	503,333	—	—	251,667	251,666	
	7.4.2001	2.34	350,000	—	—	—	350,000	601,666
陳鉅源	28.3.2000	10.38	340,000	—	—	170,000	170,000	
	7.4.2001	2.34	180,000	—	—	—	180,000	350,000
黃奕鑑	28.3.2000	10.38	240,000	—	—	120,000	120,000	
	7.4.2001	2.34	180,000	—	—	—	180,000	300,000

除以上披露之有關本公司董事及行政總裁購股權外，於二零零四年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的本公司僱員的「新意網首次公開售股前之購股權」及「新意網購股權」情況，總列如下：

		購股權數目					
授出日期	行使價 (港元)	於二零零四年七月一日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於二零零四年十二月三十一日之結餘	
28.3.2000	10.380	1,546,667	—	—	773,334	773,333	
30.11.2000	3.885	687,500	—	—	95,833	591,667	
7.4.2001	2.340	1,200,000*	—	—	—	1,200,000	
8.7.2002	1.430	750,000	—	—	—	750,000	
29.11.2003	1.590	1,850,000	—	—	—	1,850,000	5,165,000

*附註：此數目包括了一名於二零零四年七月一日調職到本公司的前新意網僱員其30,000股購股權。

除上述獲授「新意網首次公開售股前之購股權」及「新意網購股權」人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

c. **互聯優勢有限公司之購股權計劃**

本公司另批准其附屬公司互聯優勢有限公司之購股權計劃。自採納該計劃以來，因所述之購股權並無授予本公司之任何人士，根據上市規則，無須作出任何披露。

主要股東之權益

於二零零四年十二月三十一日，根據《證券及期貨條例》第XV部所規定，除以上披露之董事及行政總裁外，以下人士持有本公司股份好倉權益：

名稱	受託人權益	公司權益	其他權益	總數	佔已發行股份百分比
HSBC International Trustee Limited	1,084,154,733	900,577	—	1,085,055,310*	44.19
Cerberus Group Limited	—	1,056,338,347	—	1,056,338,347*	43.99
Vantage Captain Limited	—	75,830,929	980,507,418	1,056,338,347*	43.99

*附註：

Vantage Captain Limited 持有權益之股份屬 Cerberus Group Limited 擁有權益之股份，而 Cerberus Group Limited擁有之股份屬HSBC International Trustee Limited擁有權益股份之組成部分。上述HSBC International Trustee Limited 持有本公司的權益，其中1,056,338,347股為前文「董事及行政總裁之權益」內第一點附註所提及之股份數目。

其他人士權益

於期內，除以上所披露董事、行政總裁及主要股東於本公司及其相關法團之股份及股本衍生工具中之權益外，並無其他人士之權益記錄在根據《證券及期貨條例》第336條須予備存的登記冊內。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二零零五年三月二十九日分派每股現金中期股息港幣七角(二零零三年：每股港幣六角)給予在二零零五年三月二十四日已登記在股東名冊上的股東。

本公司將於二零零五年三月十八日至三月二十四日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二零零五年三月十七日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

聯屬公司之財務資助及融資擔保

有關本集團曾向聯營公司及共同控制公司(統稱「聯屬公司」,定義詳見上市規則第十三章)提供財務資助及為其所獲融資提供擔保之總額超逾上市規則規定為8%之有關百分比率,須根據上市規則第13.22條所規定作出持續披露,惟本公司已向聯交所申請豁免並獲批准採用下列資料取代原規定之備考合併資產負債表。

截至二零零四年十二月三十一日止,聯屬公司之債務、或有負債及資本承擔資料如下:

	總金額	本集團應佔權益
	港幣百萬元	港幣百萬元
債務	66,171	29,111*
或有負債	—	—
資本承擔	1,654	626

*附註:此數額包括本集團提供之貸款及本集團並無提供擔保之聯屬公司銀行貸款。

董事買賣證券守則

於有關會計期間內,本公司已採納上市規則附錄十所列載有關董事進行證券交易的標準守則,並確定所有董事已遵守其標準。

審核委員會

審核委員會已審閱本集團採納的會計原則及準則,並與管理層討論有關審核、內部監控及財務報告事宜,包括審閱本公司截至二零零四年十二月三十一日止六個月的未經審核中期財務業績。

最佳應用守則

各董事認為於有關會計期間之任何時間內,本公司已遵從上市規則舊版附錄十四所載之最佳應用守則,惟本公司非執行董事之委任並無指定年期,但彼等須按照本公司之公司章程細則之規定於股東週年大會上輪席告退及重選。

承董事局命
黎浩佳
公司秘書

香港,二零零五年三月三日

- 九龍站凱旋門
  The Arch, Kowloon Station

- 機鐵奧運站發展計劃第三期
  Airport Railway Olympic Station Development Package 3



- 機鐵九龍站發展計劃第五、六及七期
  Airport Railway Kowloon Station Development Packages 5,6 & 7

- 東九龍創紀之城第五期
  Millennium City Phase 5, Kowloon East
- 中環國際金融中心二期
  Two IFC, Central
- 中環四季酒店
  Four Seasons Hotel, Central



集團憑著強大的品牌效應，在釐定新樓盤售價時享有溢價，未來將加強樓盤市場定位及市務推廣，以提高物業的邊際利潤。期內出售的主要物業包括荃灣爵悅庭及長沙灣宇晴軒第二期，於未來數月推出預售的主要住宅包括九龍站凱旋門、奧運站發展計劃第三期及山頂施勳道８號。

集團將繼續發展新地標項目作出租用途。中環國際金融中心二期已成為跨國企業和主要金融機構的新業務據點，其商場則是中區時尚購物、飲食及娛樂新焦點。創紀之城第五期商場APM即將試業，為集團在東九龍最新區域性商場，而九龍站第五、六及七期發展項目預期於二零零八年起分期完成。

High brand recognition helps the Group sustain premium pricing on new projects. Ongoing efforts to enhance development margins include more effective project positioning and marketing campaigns. Chelsea Court in Tsuen Wan and The Pacifica Phase 2 in Cheung Sha Wan were among the major projects sold during the period under review. Notable residential developments slated for pre-sale in the next few months include The Arch at Kowloon Station, Olympic Station Development Package 3 and Severn 8 on the Peak.

The Group will keep developing new landmark projects for rent. The Two IFC tower in Central has cemented its status as the most prestigious business icon for multinational corporations and major financial institutions, while IFC mall stands out as the premier new shopping, dining and entertainment hotspot in Central. The Group will soon hold the soft opening of its APM regional shopping mall that forms part of Millennium City Phase 5 in Kowloon East. Kowloon Station Development Packages 5, 6 & 7 are scheduled for completion in phases from 2008.



Corporate Information

DIRECTORS

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Lee Shau-kee
Vice Chairman

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

* Chung Sze-yuen

* Fung Kwok-king, Victor

* Dicky Peter Yip

Woo Po-shing

Kwan Cheuk-yin, William

Lo Chiu-chun, Clement

Law King-wan

Chan Kai-ming

Chan Kui-yuen, Thomas

Kwong Chun

Wong Yick-kam, Michael

Wong Chik-wing, Mike

Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Non-Executive Director

* *Independent Non-Executive Director*

COMPANY SECRETARY

Lai Ho-kai, Ernest

REGISTERED OFFICE

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone : (852) 2827 8111
Facsimile: (852) 2827 2862
Website : www.shkp.com
E-mail: shkp@shkp.com

AUDITORS

Deloitte Touche Tohmatsu

REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The HongKong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Bank of Tokyo – Mitsubishi, Ltd
Industrial and Commercial Bank of China
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd
Bank of Communications
BNP Paribas
Standard Chartered Bank (HK) Ltd

SOLICITORS

Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2004 was HK$5,549 million, an increase of 95 per cent compared with the corresponding period last year. Earnings per share were HK$2.31, representing an increase of 96 per cent from last year.

DIVIDENDS

The directors have declared an interim dividend of HK$0.70 per share, a 17 per cent increase from the corresponding period last year. The dividend will be payable on 29 March 2005, to shareholders whose names appear on the Register of Members of the Company on 24 March 2005.

BUSINESS REVIEW

Property Sales

The Group sold and pre-sold an attributable HK$4,457 million worth of properties in Hong Kong over the six months ended 31 December 2004, compared with HK$6,965 million for the corresponding period in the previous year. Major projects sold during the period included Chelsea Court in Tsuen Wan and The Pacifica Phase 2 in Cheung Sha Wan. The Group has sold over HK$2,500 million worth of properties since the beginning of 2005, including the launch of Noble Hill in Sheung Shui this January.

Turnover from property sales as recorded in the accounts for the period was HK$5,130 million, compared to HK$3,019 million during the corresponding period last year. The Group completed the following three projects in the period under review and has already sold 75 per cent of the residential units.

Project	Location	Usage	Group's Interest *(%)*	Attributable Gross Floor Area *(square feet)*
Park Island Phase 3	8 Pak Lai Road, Ma Wan	Residential	Joint venture	1,017,000
18 Farm Road	18 Farm Road Kowloon	Residential / Shopping centre	100	268,000
Millennium City Phase 5	418 Kwun Tong Road, Kowloon East	Office / Shopping centre	100	1,283,000
Total				**2,568,000**

Land Bank

The Group remained active in replenishing its land bank through various means, adding three development sites since July 2004 as described below.

Location	Usage	Group's Interest	Attributable Site Area	Attributable Gross Floor Area
		(%)	(square feet)	(square feet)
New Kowloon Inland Lot 6308, San Po Kong	Residential / Shopping centre	100	137,000	1,230,000
Shun Ning Road / Po On Road, Sham Shui Po	Residential / Shopping centre	Joint venture	15,000	134,000
Lot 4038 in DD120, Yuen Long	Residential	100	62,000	308,000
Total			**214,000**	**1,672,000**

The Group currently holds a total land bank of 42.9 million square feet in Hong Kong, comprising 21.4 million square feet of completed investment properties and 21.5 million square feet of properties under development. It also holds more than 21 million square feet of agricultural land in terms of site area. The majority of the agricultural sites are in the process of land use conversion, and are located along existing or planned railways in the New Territories.

Property Development

Performance of the residential property market has been encouraging, with high transaction volume in the secondary market. Prices have remained steady in the past few months after a very strong rebound in 2004, and homebuyers remained confident in market prospects.

A better job market, record low mortgage interest rates and a high level of affordability have created a robust demand for housing, particularly for new units with up-to-date specifications, layouts, designs and facilities. The extension of building age under the Hong Kong Mortgage Corporation's insurance programme should further stimulate transactions. On the supply side, fewer new projects are being offered for pre-sale as the completion of new units will decline over the next few years.

The Group launched various top-quality residential projects for pre-sale, with a wide range of flat sizes to cater to different needs. People have rising aspirations for their homes and the Group is meeting this demand by offering different styles of living from traditional luxury to modern classic, adding extra value to new projects. The unmatched quality of the Group's properties has won wide acclaim among homebuyers and industry experts.

Strong brand recognition helped sustain premium pricing of the Group's new projects. Continued efforts have been made to enhance development margins through timely additions to the Group's land bank, strengthened branding and better project positioning and marketing campaigns.

Projects completed in the first half of the current financial year and planned completions in the second half are as follows:

	Residential	Shopping Centre	Office	Hotel	Total
	Attributable gross floor area (million square feet)				
First Half Year					
For Sale	1.2	0	0	0	1.2
For Investment	0	0.6	0.7	0	1.3
Subtotal	1.2	0.6	0.7	0	2.5
Second Half Year					
For Sale	1.9	0	0	0	1.9
For Investment	0	0.1	0	0.5	0.6
Subtotal	1.9	0.1	0	0.5	2.5
Full Year Total	**3.1**	**0.7**	**0.7**	**0.5**	**5.0**

Property Investment

Gross rental income for the period under review, including the Group's HK$289 million share from joint ventures, increased by two per cent to HK$2,781 million. Net rental income rose by three per cent to HK$2,026 million. Occupancy of the Group's rental portfolio stayed high at 95 per cent.

Retail sales continued to improve as a result of a broader recovery in the local economy. The Group has seen strong demand for retail space and received more leasing enquiries from existing tenants seeking to expand and from potential new entrants. The Group puts great emphasis on improving the tenant mix in its malls, intensifying promotions and providing superior service to both tenants and shoppers. Regular renovations will be carried out to maintain the quality of the Group's malls and enhance property values. The refurbishment of Tsuen Wan Plaza and Tai Po Mega Mall will commence in mid 2005.

Office rents also climbed as a result of the tight supply of new office space and an increase in demand from certain industries. This is a trend that is likely to be ongoing. Office capital values rose too, backed by liquidity flow and more business opportunities.

The landmark Two IFC tower has secured its status as the most prestigious business icon for multinational corporations and major financial institutions, while IFC mall stands out as the premier new shopping, dining and entertainment hotspot in Central. Both are almost fully let. Marketing of the serviced rental suites at IFC's Four Seasons Place is under way, and they are scheduled to be ready for occupancy in September 2005.

The Group's new APM regional shopping mall in Kowloon East is part of Millennium City Phase 5. The mall aims to provide an innovative lifestyle and entertainment experience, and its 600,000 square feet of retail space is almost fully committed to by a diverse range of merchants. The soft opening will take place soon. Phase 5 also includes about 700,000 square feet of offices. The Group originally intended to keep all of this for rent, but later sold a portion to a major local bank, which will become an anchor occupant. The remaining office space is now virtually fully let and the Group intends to retain it as a long-term investment. All of Millennium City currently enjoys high occupancy. Construction of Phase 6 will start soon, which will contain approximately 400,000 square feet of premium office accommodation with state-of-the-art facilities when it is completed in mid 2007.

Kowloon Station Development Packages 5, 6 & 7 are in Hong Kong's future commercial and cultural hub. The project will consist of residential units, offices, retail space and hotels. It will contain one million square feet of luxury flats for sale, of which 742,000 square feet will be completed in the first half of 2007. A mega tower in the project will include offices and hotels with ultra-modern facilities and superior design to meet the increasing needs of business tenants. This is scheduled for completion in phases from 2008.

The Group will keep developing new landmark projects for rent, while divesting of some non-core rental properties as and when appropriate, to enhance returns.

Hotels

The number of tourists arriving from both the Mainland and overseas continued to grow impressively. The Individual Visit Scheme for Mainland travellers and the opening of the Disney theme park this September are expected to boost the tourist sector in Hong Kong further.

The Group's three hotels continued to show encouraging performance during the period under review. Overall occupancy exceeded 92 per cent on average and room rates showed satisfactory growth. The new Four Seasons hotel complex at IFC is expected to commence operations in September 2005, while two new leading hotels, Ritz-Carlton Hotel and W Hotel, are under development as part of Kowloon Station Development Packages 5, 6 & 7.

Telecommunications and Information Technology

SmarTone

SmarTone recorded a solid business performance despite a competitive market. The company's compelling products and services, best network quality and unrivalled customer service resulted in continued improvements in its customer profile and steady growth in mobile service revenue. Data services registered encouraging increases in both customer usage and revenue.

SmarTone introduced its 3G service in December 2004, and it has teamed up with Vodafone to enhance its offerings to customers and sharpen its competitive edge further. The Group is confident about SmarTone's business prospects and will continue to hold the company as a long-term investment.

SUNeVision

SUNeVision stayed profitable during the period under review, recording a net profit of HK$41.5 million for the six months ended 31 December 2004. The company's core iAdvantage data centre business continued to entice high-calibre local and multinational customers with its superior facilities, a fact that is reflected by steadily rising occupancy rates. The company's financial position remained strong, with approximately HK$1,300 million in cash and interest-bearing securities on hand. SUNeVision is looking to strengthen its core businesses and sustain full-year profitability in the months ahead.

Transportation and Infrastructure

Kowloon Motor Bus

KMB's ongoing efforts to enhance productivity and efficiency and implement stringent cost controls have resulted in satisfactory performance, despite the continuation of fare concessions and a loss of patronage to the West Rail. The redevelopment of the former Lai Chi Kok depot into residential units will be upgraded to a luxury standard to maximize value. KMB's investments in transportation businesses on the Mainland have been progressing well, and it will keep looking for opportunities to expand its core business over the border. KMB's subsidiary the RoadShow Group is maintaining its business focus on media sales and advertising service in the greater China region.

Other Infrastructure Business

The Group increased its holding in Asia Container Terminal (ACT) to 57 per cent during the period under review by exercising its pre-emptive right to a 28.5 per cent stake that was being sold by a consortium partner. This holding was acquired as part of a strategic expansion into the logistics sector, but the Group subsequently received an unsolicited and attractive offer for its stake in ACT and sold the entire 57 per cent interest in December 2004, at a profit of about HK$1,400 million.

The Wilson Group achieved satisfactory results during the period, while both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The traffic flow on Route 3 (Country Park Section) remained steady. All the Group's infrastructure projects are in Hong Kong. Given their potential to generate cash flows and good returns over time, the Group intends to hold all its interests in existing infrastructure projects as long-term investments.

Mainland Business

A buoyant Mainland economy helped the Group's property business there perform well during the period under review. Shanghai Central Plaza is fully occupied and rents for both the office and retail space have increased. The office space at Beijing's Sun Dong An Plaza was 97 per cent let, and the Group is repositioning and planning major renovations to the shopping mall to meet changing customer preferences, particularly in preparation for the Olympic Games in 2008. Plans are being finalized for the Group's office, hotel and shopping mall project in the Lujiazui finance and trade zone in Shanghai.

Corporate Finance

The Group's financial position remains strong, with low gearing and high interest coverage. Its net debt to shareholders' funds ratio remained low at 9.6 per cent, in part due to the HK$2,300 million in proceeds from the sale of the Group's interest in ACT in December 2004, as well as continuous revenue from business operations.

The Group received an overwhelming response to its self-arranged, five-year fully revolving syndicated loan finalized in February 2005. The HK$12,600 million facility set a new benchmark for competitive financing, and the proceeds will be used partly for general working capital and also to repay some existing loans. The Group has abundant stand-by banking lines on a committed basis to finance future business expansion, and all of its credit facilities are unsecured. The Group will lengthen its debt-maturity profile further, as and when appropriate.

Moody's upgraded the Group's corporate long-term foreign currency rating from 'A2' to 'A1' with a stable outlook in September 2004, to reflect the property market recovery and the Group's financial strength and sound business strategy. The new rating is the highest of any local property company and on a par with the Hong Kong government's sovereign rating.

Customer Service

The Group is dedicated to providing quality service and a lifestyle of convenience to its customers. Its two member property management companies - Kai Shing Management Services and the Hong Yip Service Company – handle every aspect of estate management with professionalism and have won numerous awards for high-quality service and outstanding landscape design.

The SHKP Club facilitates two-way communication with its 200,000 members and provides them with timely information about the Group's property projects. The Club will introduce a new category of membership to build customer loyalty and promote new property sales.

Corporate Governance

A commitment to good corporate governance is central to the Group's management philosophy. Continuous efforts are made to formalize best practices in keeping with international standards. The Group has always upheld its high standards of corporate governance with an effective board of directors, timely disclosure of information and a proactive investor-relations programme.

The Group's dedication to management excellence and corporate governance is widely recognized by internationally-renowned financial publications. *Asiamoney* ranked the Group No. 1 among the Best Managed Companies in Asia and the Best Company in Hong Kong for Corporate Governance in 2004. The Group was also named No. 1 among Hong Kong's Best Managed Property Companies in 2004 by *Euromoney* magazine.

Corporate Citizenship

Good corporate citizenship is an integral part of the Group's corporate culture. It plays an active role in supporting a broad range of charities and cultural initiatives, as well as participating in various community events. The Group also values its staff highly and offers support via a wide range of training and development programmes that give people a chance to realize their full potential. Staff are sharing the fruits of the recent economic recovery with competitive remuneration based on merit.

The Group considers environmental protection another priority and has incorporated this belief in all aspects of its business, from using environmentally-friendly designs and materials to creating green living environments. These efforts have received widespread recognition from a variety of organizations.

PROSPECTS

The momentum of global growth is likely to remain relatively steady this year, though moderated somewhat by oil price volatility and US interest rates rising at a measured pace. The Mainland economy should see a soft landing and show encouraging growth, notwithstanding the selective tightening measures still in place. Long-term prospects for the Mainland economy remain positive and the Group is confident about its Mainland investments.

A relatively stable global environment and a weak US dollar should underpin external demand. Continued positive Central Government policies, the opening of the Disney theme park later this year and increased consumer confidence should mean that Hong Kong's economy will see healthy growth this year.

The residential market in Hong Kong will continue to do well in light of favorable demand and supply conditions. Mild income growth amid the improving labour market, expected inflation and easy mortgage financing suggest that the demand for private housing will remain robust. Mortgage repayments are likely to remain highly affordable, even with the interest rate rises expected. The supply of new units is expected to decline continuously in the next few years.

The Group will still maintain a high volume of residential completions for sale over time, while it also acquires new development sites through various means including farmland conversions, public auctions and tenders. The Group's projects will offer a diverse mix of flats with stylish, innovative designs to meet changing tastes. It will also continue to take steps to enhance its premium brand name for future projects.

Higher rents for both renewals and new leases will likely continue, boosting the Group's retail rental income. Hong Kong's role as a gateway to China, CEPA and the tendency for Mainland enterprises to set up offices in the territory should bode well for office demand over time. The Group will continue with regular refurbishments to its retail and office properties, to enhance rental values and attractiveness further.

Major residential projects planned for pre-sale in the next nine months include The Arch at Kowloon Station, Olympic Station Development Package 3, Central Heights in Tseung Kwan O and Severn 8 on the Peak. Proceeds from these pre-sales and recurrent rental income will add further strength to the Group's financial position.

Approximately 65 per cent of the properties scheduled for completion in the current financial year have been sold. With a broad-based recovery expected across all types of property in Hong Kong, the Group's results for the current financial year will be encouraging barring unforeseen circumstances.

APPRECIATION

Mr Dicky Peter Yip was appointed as an independent non-executive director and a member of the Group's audit committee in September 2004. His broad experience and knowledge of business will benefit the Group's future development.

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 3 March 2005

Consolidated Profit and Loss Account

For the six months ended 31 December 2004 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2004	2003
Turnover	2(a)	**11,278**	8,703
Cost of sales and operating expenses		**(6,534)**	(5,076)
Gross profit		**4,744**	3,627
Other revenue		**322**	379
Selling and marketing expenses		**(449)**	(328)
Administrative expenses		**(521)**	(516)
Profit from operations	2(a)	**4,096**	3,162
Finance costs		**(81)**	(106)
Finance income		**35**	24
Net finance costs	3	**(46)**	(82)
Profit on disposal of long-term investments	4	**1,886**	39
Share of profits less losses of associates		**185**	153
Share of profits less losses of jointly controlled entities		**211**	203
	2(b)	**396**	356
Profit before taxation	5	**6,332**	3,475
Taxation	6	**(642)**	(491)
Profit after taxation		**5,690**	2,984
Minority interests		**(141)**	(144)
Profit attributable to shareholders		**5,549**	2,840
Proposed interim dividend		**1,680**	1,441
(Expressed in Hong Kong dollars)			
Earnings per share	7		
Basic		**$2.31**	$1.18
Diluted		**$2.31**	N/A
Dividend per share		**$0.70**	$0.60

Consolidated Balance Sheet

As at 31 December 2004 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) 31 December 2004	(Audited) 30 June 2004
Non-current assets			
Fixed assets	8	**98,843**	98,839
Associates		**2,475**	2,581
Jointly controlled entities		**18,392**	18,472
Long-term investments	9	**6,703**	6,617
Loan receivables	10	**1,614**	1,545
Land pending development		**15,735**	10,415
		143,762	138,469
Current assets			
Stocks		**19,129**	20,153
Trade and other receivables	11	**3,192**	4,681
Short-term investments		**1,700**	1,318
Bank balances and deposits		**8,092**	7,207
		32,113	33,359
Current liabilities			
Bank and other borrowings		**(346)**	(1,078)
Trade and other payables	12	**(8,408)**	(8,559)
Deposits received on sale of properties		**(1,064)**	(777)
Taxation		**(2,725)**	(2,971)
		(12,543)	(13,385)
Net current assets		**19,570**	19,974
Total assets less current liabilities		**163,332**	158,443
Non-current liabilities			
Bank and other borrowings		**(20,947)**	(18,870)
Deferred taxation		**(1,493)**	(1,393)
		(22,440)	(20,263)
Minority interests		**(2,892)**	(2,941)
NET ASSETS		**138,000**	135,239
CAPITAL AND RESERVES			
Share capital	13	**1,201**	1,201
Share premium and reserves		**135,119**	131,517
Proposed interim dividend		**1,680**	–
Proposed final dividend		**–**	2,521
SHAREHOLDERS' FUNDS		**138,000**	135,239

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2004 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2004	2003
Net cash from operating activities	5,477	4,110
Net cash used in investing activities	(3,140)	(1,275)
Net cash used in financing activities		
– net drawdown/(repayment) of bank and other borrowings	1,322	(57)
– dividends paid to shareholders	(2,521)	(2,401)
– dividends paid to minority shareholders	(104)	(1,082)
– others	(183)	(257)
	(1,486)	(3,797)
Increase/(decrease) in cash and cash equivalents	851	(962)
Cash and cash equivalents at beginning of period	6,823	8,447
Cash and cash equivalents at end of period	7,674	7,485

	2004	2003
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	7,684	7,557
Bank balances and cash	408	341
Bank overdrafts	(81)	(78)
	8,011	7,820
Less: Pledged bank deposits	(337)	(335)
	7,674	7,485

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2004 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2004	2003
Total equity at beginning of period	135,239	120,651
Net losses not recognized in the consolidated profit and loss account		
– deferred tax charged to property revaluation reserves	–	(3)
– exchange difference on translation of financial statements of foreign entities	(1)	–
Profit attributable to shareholders for the period	5,549	2,840
Proceeds from exercise of share options	4	–
Goodwill released on disposal of jointly controlled entities	(20)	–
Realized (surplus) / deficit on disposal of investment properties held by subsidiaries transferred to operating profit	(250)	19
Final dividend paid	(2,521)	(2,401)
Total equity at end of period	138,000	121,106

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2004.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. SEGMENT RESULTS

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover Six months ended 31 December		Profit from Operations before Finance Costs Six months ended 31 December	
	2004	2003	**2004**	2003
Property				
Property sales	**5,130**	3,019	**1,483**	534
Rental income	**2,492**	2,489	**1,854**	1,852
	7,622	5,508	**3,337**	2,386
Hotel operation	**341**	301	**135**	115
Telecommunications	**1,830**	1,549	**242**	243
Other businesses	**1,485**	1,345	**330**	288
	11,278	8,703	**4,044**	3,032
Other revenue			**322**	379
Unallocated administrative expenses			**(270)**	(249)
Profit from operations			**4,096**	3,162

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits Less Losses before Taxation Six months ended 31 December	
	2004	2003
Property		
Property sales	**53**	51
Rental income	**172**	123
	225	174
Other businesses	**243**	276
Profit from operations	**468**	450
Finance costs	**(72)**	(94)
Profit before taxation	**396**	356

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit before Taxation Six months ended 31 December	
	2004	2003
Property		
Property sales	**1,536**	585
Rental income	**2,026**	1,975
	3,562	2,560
Hotel operation	**135**	115
Telecommunications	**242**	243
Other businesses	**573**	564
Other revenue	**322**	379
Unallocated administrative expenses	**(270)**	(249)
Net finance costs		
– Group	**(46)**	(82)
– Associates and jointly controlled entities	**(72)**	(94)
Profit on disposal of long-term investments	**1,886**	39
Profit before taxation	**6,332**	3,475

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COSTS

	Six months ended 31 December	
	2004	2003
Interest expenses on		
Bank loans and overdrafts	87	117
Other loans wholly repayable within five years	29	37
Other loans not wholly repayable within five years	11	17
	127	171
Less : Portion capitalized	(46)	(65)
	81	106
Interest income on bank deposits	(35)	(24)
	46	82

4. PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS

	Six months ended 31 December	
	2004	2003
Profit on disposal of interests in jointly controlled entities (Note)	1,646	–
Profit on disposal of long-term investments	240	39
	1,886	39

Note:

This represents a profit of HK$1,414 million on the disposal of the Group's investment in Asia Container Terminals Holdings Limited and a profit of HK$232 million on the disposal of a joint venture company which is engaged in consumer finance business.

5. PROFIT BEFORE TAXATION

	Six months ended 31 December	
	2004	2003
Profit before taxation is arrived at after charging / (crediting):		
Cost of properties sold	3,236	2,348
Cost of other inventories sold	501	316
Depreciation	302	303
Dividend income from listed and unlisted investments	(45)	(34)
Interest income from listed and unlisted debt securities	(145)	(192)
Net realized and unrealized holding gains on marketable securities	(68)	(92)

(Expressed in millions of Hong Kong dollars)

6. TAXATION

	Six months ended 31 December	
	2004	2003
Company and subsidiaries		
Hong Kong profits tax	469	327
China income tax	1	–
Deferred taxation	100	86
	570	413
Share of taxation		
Associates	31	43
Jointly controlled entities	41	35
	642	491

Hong Kong profits tax is provided at the rate of 17.5 per cent (2003: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$5,549 million (2003: HK$2,840 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,400,938,862 (2003: 2,400,907,362). The diluted earnings per share is based on 2,401,071,385 shares which is the weighted average number of shares in issue during the period plus the weighted average number of 132,523 shares deemed to be issued at no consideration if all outstanding options had been exercised.

No diluted earnings per share was presented for the period ended 31 December 2003 as there were no potentially dilutive shares outstanding.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$1,295 million and net book value of fixed assets disposed of amounted to HK$1,134 million.

(Expressed in millions of Hong Kong dollars)

9. LONG-TERM INVESTMENTS

	31 December 2004	30 June 2004
Listed held-to-maturity debt securities, overseas	**4,489**	4,249
Listed held-to-maturity debt securities, Hong Kong	**117**	95
Unlisted held-to-maturity debt securities	**790**	901
Listed equity securities, overseas	**105**	163
Listed equity securities, Hong Kong	**778**	784
Unlisted equity securities	**393**	393
	6,672	6,585
Amounts due from investee companies	**31**	32
	6,703	6,617
Market value		
Listed overseas	**5,145**	4,986
Listed in Hong Kong	**1,240**	902
	6,385	5,888

10. LOAN RECEIVABLES

	31 December 2004	30 June 2004
Mortgage loan receivables	**1,676**	1,612
Less : Amount due within one year included under current assets	**(62)**	(67)
	1,614	1,545

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date.

11. TRADE AND OTHER RECEIVABLES

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables are trade debtors of HK$1,556 million (30 June 2004: HK$2,942 million), of which 84 per cent aged less than 60 days, four per cent between 61 to 90 days and 12 per cent more than 90 days (30 June 2004: 90 per cent, two per cent and eight per cent respectively).

(Expressed in millions of Hong Kong dollars)

12. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$665 million (30 June 2004: HK$625 million), of which 57 per cent aged less than 60 days, seven per cent between 61 to 90 days and 36 per cent more than 90 days (30 June 2004: 50 per cent, five per cent and 45 per cent respectively).

13. SHARE CAPITAL

	Number of Shares in Million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	2,900	1,450
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning of period	2,401	1,201
60,000 shares issued on exercise of share options	–	–
At end of period	2,401	1,201

14. SHARE OPTION SCHEME

Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the period are as follows:

Date of Grant	Exercise Price	Exercisable Period	At 1 July 2004	Exercised during the period	Lapsed during the period	At 31 December 2004
15 February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	–	–	810,000
16 July 2001	HK$70	16.7.2002 to 15.7.2006	1,950,000	(60,000)	(12,000)	1,878,000
			2,760,000	(60,000)	(12,000)	2,688,000

During the six months ended 31 December 2004, options were exercised on 29 November 2004 and 24 December 2004 to subscribe for 36,000 shares and 24,000 shares in the Company at the exercised price of HK$70.00 respectively. The respective market prices per share on the close of the exercise dates were HK$79.00 and HK$77.25. No share options were exercised during the six months ended 31 December 2003.

(Expressed in millions of Hong Kong dollars)

15. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		Jointly controlled entities Six months ended 31 December	
	2004	2003	2004	2003
Interest income	–	3	27	33
Rental income	3	2	–	1
Rental Expenses	–	–	8	7
Other revenue from services rendered	104	19	75	163
Purchase of goods and services	–	–	65	89

16. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

	31 December 2004	30 June 2004
(a) Capital commitments in respect of fixed assets		
Contracted but not provided for	2,879	3,015
Authorized but not contracted for	347	746
(b) Capital commitments in respect of investments		
Contracted but not provided for	86	129
(c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	602	852
Authorized but not contracted for	24	271

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$4,189 million (30 June 2004: HK$4,705 million) and other guarantees of HK$313 million (30 June 2004: HK$152 million).

(Expressed in millions of Hong Kong dollars)

17. FINANCIAL INSTRUMENTS

Details of the Group's outstanding interest rate swaps (to swap fixed rate into floating rate debt) and currency swaps (to hedge principal repayment of USD debt) at balance sheet date are as follows:

	Notional Principal Amount	
	31 December 2004	30 June 2004
Interest rate swaps		
– Less than one year	**–**	800
– One to five years	**1,400**	1,250
– After five years	**250**	400
	1,650	2,450
Currency swaps		
– After five years	**234**	234

Financial Review

REVIEW OF RESULTS

Profit attributable to shareholders for the six months ended 31 December 2004 was HK$5,549 million, an increase of 95% compared with HK$2,840 million for the same period last year. Earnings per share also increased in the same proportion from HK$1.18 for the same period last year to HK$2.31 for the current period under review. The significant growth in profit was mainly due to higher property sales and development profit margin as well as exceptional profit arising on disposal of long-term investments including Asia Container Terminals Holdings Limited which contributed a profit of HK$1,414 million.

The 37% rise in selling and marketing expenses from HK$328 million to HK$449 million was largely due to increase in property sale activities and marketing for inauguration of SmarTone's 3G services.

FINANCIAL RESOURCES AND LIQUIDITY

(a) The Group's financial position remains strong with a low debt leverage and high interest cover. For the period under review, profit from operations covered 44.5 times the net interest expenses including those capitalized, compared with 21.5 times for the same period last year. Based on shareholders' funds of HK$138,000 million and net debt of HK$13,201 million as at 31 December 2004, gearing ratio was 9.6% compared with 9.4% as at 30 June 2004.

(b) As at 31 December 2004, the Group's gross borrowings totalled HK$21,293 million, all of which are unsecured, with a maturity profile set out as below:

	31 December 2004	30 June 2004
	HK$ Million	HK$ Million
Repayable :		
Within one year	**346**	1,078
After one year but within two years	**4,285**	3,224
After two years but within five years	**9,178**	11,012
After five years	**7,484**	4,634
Gross borrowings	**21,293**	19,948
Cash and bank deposits	**8,092**	7,207
Net debt	**13,201**	12,741

(c) The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(d) The majority of the Group's borrowings are subject to floating interest rates. The Group has constantly monitored this exposure and, when appropriate, will apply interest swaps to manage the risk.

FINANCIAL RESOURCES AND LIQUIDITY (cont'd)

(e) As at 31 December 2004, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$1,650 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

CHARGE OF ASSETS

As at 31 December 2004, certain bank deposits of SmarTone Telecommunications Holdings Limited, the Group's subsidiary, in the aggregate amount of HK$337 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by banks.

CONTINGENT LIABILITIES

As at 31 December 2004, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,502 million (30 June 2004 : HK$4,857 million).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2004, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Personal	Child under 18 or spouse	Corporate	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	–	–	1,078,322,522[1]	75,000	1,078,397,522	44.91
Lee Shau-kee	486,340	–	343,000[2]	–	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,076,372,214[1]	75,000	1,078,652,560	44.92
Kwok Ping-luen, Raymond	–	–	–	1,079,515,895[1]	75,000	1,079,590,895	44.96
Lo Chiu-chun, Clement	137,273	62,117	–	–	–	199,390	0
Law King-wan	20,000	70,267	–	–	–	90,267	0
Chan Kai-ming	41,186	–	–	–	75,000	116,186	0
Chan Kui-yuen, Thomas	–	66,000	126,500	–	225,000	417,500	0.01
Kwong Chun	702,722	339,358	–	–	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	–	–	–	225,000	295,904	0.01
Wong Chik-wing, Mike	120,999	–	–	–	225,000	345,999	0.01
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	–	1,000	–	–	–	1,000	0

Note:

1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.91% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of Associated Corporations:

a. SUNeVision Holdings Ltd.:

Name of Director	Personal	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000*	318,334	1,388,334	0.06
Kwok Ping-kwong, Thomas	–	1,070,000*	318.334	1,388,334	0.06
Kwok Ping-luen, Raymond	–	1,742,500*	601,666	2,344,166	0.11
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	350,000	350,000	0.01
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	300,000	400,000	0.01
Wong Chik-wing, Mike	109,000	–	–	109,000	0

Note:

* Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

b. SmarTone Telecommunications Holdings Limited:

Name of Director	Others	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767	0.38

c. The Kowloon Motor Bus Holdings Limited:

Name of Director	Personal	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

d. Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Personal	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Superindo Company Limited	10	–	–	–	10
Super Fly Company Limited	10	–	–	–	10
Splendid Kai Limited	–	2,500*	25	1,500	15
Hung Carom Company Limited	–	25*	25	15	15
Tinyau Company Limited	–	1*	50	1	50
Open Step Limited	–	8*	80	4	40

Note:

* Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.

e. Dr Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[9]	50
Everise (H.K.) Limited	1[10]	50
Fullwise Finance Limited	2[11]	50
Gold Sky Limited	1[12]	50
Jade Land Resources Limited	1[13]	25
Joy Wave Development Limited	1[14]	50
Karnold Way Limited	2,459[15]	24.59
Maxfine Development Limited	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
Royal Peninsula Management Service Company Limited	1[18]	50
Special Concept Development Limited	1[19]	25
Star Play Development Limited	1[20]	33.33
Successful Finance Limited	1[21]	50
Teamfield Property Limited	4,918[22]	49.18
Topcycle Construction Company Limited	1[23]	50
Topcycle Development Limited	1[24]	50
Topcycle Project Management Limited	1[25]	50
World Space Investment Limited	4,918[26]	49.18

Notes :

1. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 36.91% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

3. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

4. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

5. Dr Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

6. Dr Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

7. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

8. Dr Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

9. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

10. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

11. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

12. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

13. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

14. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

15. Dr Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

16. Dr Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 65.32% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

17. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

18. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

19. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

20. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

21. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

22. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

23. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

24. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

25. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

26. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 31 December 2004, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. All options granted and accepted can still be exercised up to one third during the second year from the date of grant, up to two thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter the relevant option will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

The following shows the outstanding positions of the directors and the chief executive as at 31 December 2004 with respect to their share options granted under the Old Scheme:

			Number of share options					
Name of Director	Date of grant	Exercise price HK$	Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	–	–	–		75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kai-ming	16.7.2001	70.00	75,000	–	–	–		75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Kwong Chun	16.7.2001	70.00	75,000	–	–	–		75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	–	150,000	
	16.7.2001	70.00	75,000	–	–	–	75,000	225,000

A summary of the movements during the half year ended 31 December 2004 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

		Number of share options					
Date of grant	Exercise price HK$	Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
15.2.2000	70.00	360,000	–	–	–	360,000	
16.7.2001	70.00	1,350,000	–	60,000*	12,000	1,278,000	1,638,000

Note:

* The weighted average closing price of the shares immediately before the dates on which share options were exercised under the Old Scheme were HK$78.30.

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

2. Share Option Schemes of Subsidiaries

a. Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"). Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 31 December 2000;
(ii) a further one third of the options within three years commencing on 31 December 2001;
(iii) the remaining one third of the options within three years commencing on 31 December 2002; and
(iv) the options will expire at the close of business on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 15 November 2001;
(ii) a further one third of the options within three years commencing on 15 November 2002;
(iii) the remaining one third of the options within three years commencing on 15 November 2003; and
(iv) the options will expire at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 20 March 2002;
(ii) a further one third of the options within three years commencing on 20 March 2003;
(iii) the remaining one third of the options within three years commencing on 20 March 2004; and
(iv) the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one third of the options within three years commencing on 8 July 2003;
(ii) a further one third of the options within three years commencing on 8 July 2004;
(iii) the remaining one third of the options within three years commencing on 8 July 2005; and
(iv) the options will expire at the close of business on 7 July 2008.

b. New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

Since its adoption, SUNeVision had granted one lot of share options at the exercise price of HK$1.59 per share ("SeV Share Options") which may be exercised in accordance with the terms of the SeV New Share Option Scheme as to:

(i) an amount up to one third of the grant within three years commencing on 29 November 2004;
(ii) the remaining amount but up to two thirds of the grant within three years commencing on 29 November 2005;
(iii) the remaining amount within three years commencing on 29 November 2006; and
(iv) the options will expire at the close of business on 28 November 2009.

The following shows the outstanding positions of the directors and chief executive of the Company as at 31 December 2004 with respect to their SeV Pre-IPO Share Options and SeV Share Options:

Name of Director	Date of grant	Exercise price HK$	Number of share options: Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
Kwok Ping-sheung, Walter	28.3.2000	10.38	276,667	–	–	138,333	138,334	
	7.4.2001	2.34	180,000	–	–	–	180,000	318,334
Kwok Ping-kwong, Thomas	28.3.2000	10.38	276,667	–	–	138,333	138,334	
	7.4.2001	2.34	180,000	–	–	–	180,000	318,334
Kwok Ping-luen, Raymond	28.3.2000	10.38	503,333	–	–	251,667	251,666	
	7.4.2001	2.34	350,000	–	–	–	350,000	601,666
Chan Kui-yuen, Thomas	28.3.2000	10.38	340,000	–	–	170,000	170,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	350,000
Wong Yick-kam, Michael	28.3.2000	10.38	240,000	–	–	120,000	120,000	
	7.4.2001	2.34	180,000	–	–	–	180,000	300,000

A summary of the movements during the six months ended 31 December 2004 of the SeV Pre-IPO Share Options and the SeV Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

Date of grant	Exercise price HK$	Number of share options: Balance as at 1.7.2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2004	
28.3.2000	10.380	1,546,667	–	–	773,334	773,333	
30.11.2000	3.885	687,500	–	–	95,833	591,667	
7.4.2001	2.340	1,200,000*	–	–	–	1,200,000	
8.7.2002	1.430	750,000	–	–	–	750,000	
29.11.2003	1.590	1,850,000	–	–	–	1,850,000	5,165,000

Note:

* Additional 30,000 share options from a staff whose employment has been transferred to the Company from SUNeVision effective on 1 July 2004.

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Osption Scheme and the SeV New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

c. **Share Option Scheme of iAdvantage Limited**

The Company operates another share option scheme which was approved for iAdvantage Limited, a subsidiary of the Company. No option shares for iAdvantage Limited have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the long positions of every person, other than directors or the chief executive of the Company, who had interests in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Beneficial owner	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,084,154,733	900,577	-	1,085,055,310*	44.19
Cerberus Group Limited	-	1,056,338,347	-	1,056,338,347*	43.99
Vantage Captain Limited	-	75,830,929	980,507,418	1,056,338,347*	43.99

Note :

* The shares in which Vantage Captain Limited was interested were the shares in which Cerberus Group Limtied was interested; the shares in which Cerberus Group Limited was interested formed part of the shares in which HSBC International Trustee Limited was interested. Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,338,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".

INTERESTS OF OTHER PERSONS

During the half year ended 31 December 2004, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31 December 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2003: HK$0.60 per share) payable in cash on 29 March 2005 to shareholders on the Register of Members as at 24 March 2005.

The Register of Members will be closed from 18 March 2005 to 24 March 2005, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 17 March 2005.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Rule 13.22, the Company has applied and received a waiver from the Stock Exchange to provide the following statement as an alternative of disclosing a proforma combined balance sheet of the Affiliated Companies.

Statement of indebtedness, contingent liabilities and capital commitments of the Affiliated Companies as at 31 December 2004:

	Total amount	The Group's attributable interest
	HK$ Million	HK$ Million
Indebtedness	66,171	29,111*
Contingent liabilities	–	–
Capital commitments	1,654	626

*Note: These amounts include advances from the Group and bank borrowings by Affiliated Companies which are not guaranteed by the Group.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2004.

CODE OF BEST PRACTICE

In the opinion of the directors, during the relevant accounting period, the Company complied with the Code of Best Practice as set out in the old Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for specific terms but were subject to retirement by rotation and re-election at the annual general meetings in accordance with the Company's Articles of Association.

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 3 March 2005



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